Exhibit 99.4

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of August 24, 2022, between Genius Group Limited, a Singapore public limited company (the “Company”), and each buyer identified on the signature pages hereto (each, including its successors and assigns, a “Buyer” and collectively, the “Buyers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder, the Company desires to issue and sell to each Buyer, and each Buyer, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Buyer agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement: (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Notes (as defined herein), and (b) the following terms have the meanings set forth in this Section 1.1:

“Action” shall have the meaning assigned to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Available Undersubscription Amount” shall have the meaning assigned to such term in Section 4.13(c).

“Basic Amount” shall have the meaning assigned to such term in Section 4.13(~~b~~c).

“Board of Directors” means the board of directors of the Company.

“Business Day” shall have the meaning assigned to such term in the Notes.

“Buy-In Price” shall have the meaning assigned to such term in Section 4.1(d).

“Buyer Party” shall have the meaning assigned to such term in Section 4.8.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Agent” shall have the meaning assigned to such term in Section 4.14.

“Collateral Agent Indemnitees” shall have the meaning assigned to such term in Section 4.14.

“Controlled Account Agreement(s)” shall have the meaning assigned to such term in the Notes.

“Convertible Securities” shall have the meaning assigned to such term in the Notes.

“Closing” means the closing of the purchase and sale of the Notes pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents referred to in Section 2.2 have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Buyers’ obligations to pay the Subscription Amount, and (ii) the Company’s obligations to deliver the Notes, in each case, have been satisfied or waived.

“Closing Required Approvals” shall have the meaning assigned to such term in Section 3.1(e).

“Commission” means the Securities and Exchange Commission.

“Company Counsel” means the Company’s U.S. counsel, Ellenoff Grossman & Schole LLP and the Company’s Singapore Counsel, Allen & Gledhill.

“Conversion Shares” means the Ordinary Shares issuable pursuant to the terms of the

Notes.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Company concurrently with the execution and delivery of this Agreement.

“Disqualification Event” shall have the meaning assigned to such term in Section 3.1(x).

“Evaluation Date” shall have the meaning assigned to such term in Section 3.1(z).

“Exchange Act” means the Securities Exchange Act of 1934, as amended. “Excluded Securities” shall have the meaning assigned to such term in the Notes.

“Governmental Authority” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi- national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

“Guarantor” means UAV, Property Investors Network Ltd., Mastermind Principles Limited, Wealth Dynamics PTE Ltd., Entrepreneurs Resorts Limited, GeniusU Ltd., Enterprise Entrepreneurs Resorts PTE Limited, PT Bali XL Vision Villa, Genius Group USA Inc., Genius Central Singapore Pte Ltd. and Talent Dynamics Pathway Pty Ltd and each other existing or new Subsidiary of the Company that be required to execute the Subsidiary Guaranty after the date hereof in accordance with the terms of the Notes.

“Haynes and Boone” means Haynes and Boone, LLP, with offices located at 30 Rockefeller Plaza, 26th Floor, New York, NY 10112.

“IFRS” shall have the meaning assigned to such term in Section 3.1(h).

“Indebtedness” shall have the meaning assigned to such term in the Notes.

“Initial Singapore Stockholder Approval” means any approval by the Company’s shareholders that is required by the laws of Singapore or the Company’s constitutional documents for the issuance of Ordinary Shares pursuant to and in accordance with the terms of the Notes.

“Intellectual Property Rights” shall have the meaning assigned to such term in Section 3.1(n).

“Issuer Covered Person” shall have the meaning assigned to such term in Section 3.1(y).

“IT Systems and Data” shall have the meaning assigned to such term in Section 3.1(bb).

“Legend Removal Date” shall have the meaning assigned to such term in the Section 4.1(c).

“Lien” shall have the meaning assigned to such term in the Notes.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Maximum Rate” shall have the meaning assigned to such term in Section 5.16.

“Money Laundering Laws” shall have the meaning assigned to such term in Section 3.1(w).

“Notes” means the Senior Secured Convertible Notes due, subject to the terms therein, thirty (30) months from the date of issuance, issued by the Company to the Buyers hereunder, in the form of Exhibit A attached hereto.

“Notice of Acceptance” shall have the meaning assigned to such term in Section 4.13(c)

“Notice Termination Time” shall have the meaning assigned to such term in Section

4.13(c).

“OFAC” shall have the meaning assigned to such term in Section 3.1(w~~).~~

~~“Offer” shall have the meaning assigned to such term in Section 4.13(b).~~

~~“Offer Notice” shall have the meaning assigned to such term in Section 4.13(b).~~

~~“Offer Period” shall have the meaning assigned to such term in Section 4.13(c).~~

~~“Offered Securities” shall have the meaning assigned to such term in Section 4.13(b~~).

“Options” shall have the meaning assigned to such term in the Notes.

“Ordinary Shares” means the ordinary shares in the capital of the Company.

“Participation Maximum” shall have the meaning assigned to such term in Section 4.13(a).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, authorizations, consents, waivers, franchises, variances and similar rights issued by or obtained from any Governmental Authority.

“Permitted Liens” shall have the meaning assigned to such term in the Notes.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pre-Notice” shall have the meaning assigned to such term in Section 4.13(b).

“Principal Amount” means, as to each Buyer, the amounts set forth below such Buyer’s signature block on the signature pages hereto next to the heading “Principal Amount,” which shall equal eighteen million one hundred and thirty thousand dollars ($18,130,000.00) in the aggregate.

“Principal Market” shall have the meaning assigned to such term in the Notes.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Public Information Failure” shall have the meaning assigned to such term in Section

4.2(b).

“Public Information Failure Payment” shall have the meaning assigned to such term in Section 4.2(b~~).~~

“~~Refused Securities” shall have the meaning assigned to such term in Section 4.13(d~~).

“Registrable Securities” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Registration Rights Agreement” means the Registration Rights Agreement, dated the date hereof, by and among the Company and the Buyers.

“Registration Statement” shall have the meaning assigned to such term in the Registration Rights Agreement.

“Required Approvals” shall have the meaning assigned to such term in Section 3.1(e).

“Required Holders” means (i) prior to the Closing Date, each Buyer entitled to purchase Notes at the Closing and (ii) after the Closing Date, (x) the Collateral Agent, so long as the Collateral Agent holds any of the Notes or Registrable Securities (or any Convertible Securities issued in exchange for any of the foregoing), or (y) otherwise, (A) holders of a majority of the Registrable Securities as of such time (excluding any Registrable Securities held by the Company or any of its Subsidiaries as of such time) issued or issuable hereunder or pursuant to the Notes or (B) the Buyers, with respect to any waiver or amendment of Section 4.15 after such time as the Collateral Agent doesn’t hold any of the Registrable Securities. For greater certainty, the Required Holders must include Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B so long as it holds any Notes.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” shall have the meaning assigned to such term in Section 3.1(h).

“Securities” means the Notes and the Conversion Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Agreement” means the Security Agreement, dated the date hereof, among the Company, UAV, Genius Group USA Inc. and the Collateral Agent in the form of Exhibit B attached hereto.

“Security Documents” means the Security Agreement, the Controlled Account Agreement(s), the Singapore Debenture, any security documents, debentures, charges, pledge agreements or other security instruments executed by the Company or the applicable Subsidiary after the date hereof pursuant to Section 2.4 or as otherwise required by the Notes, and any other documents and filings required under any of the foregoing in order to grant the Buyers or the Collateral Agent a first priority security interest in the assets covered thereby, including all UCC-1 financing statements.

“Singapore Debenture” means the Singapore law governed debenture entered into between the Company and each Singapore Subsidiary in favor of the Collateral Agent (acting as agent for the Buyers).

“Singapore Subsidiary” means GeniusU Limited (a Singapore public limited company), Wealth Dynamics Pte. Ltd. (a Singapore private limited company) and Entrepreneur Resorts Pte. Ltd. (a Singapore private limited company) and Genius Central Singapore Pte Ltd. (a Singapore private limited company).

“Standard Settlement Period” shall have the meaning assigned to such term in Section

4.1(c).

“Subscription Amount” means, as to each Buyer, the aggregate amount to be paid for Notes purchased hereunder as specified below such Buyer’s name on the signature page of this Agreement and next to the heading “Subscription Amount” in immediately available funds. The aggregate “Subscription Amount” shall be seventeen million dollars ($17,000,000.00).

“Subsequent Financing” shall have the meaning assigned to such term in Section 4.13(a).

“Subsequent ~~Placement Agreement~~Financing Notice” shall have the meaning assigned to such term in Section 4.13(~~d~~b).

“~~Subsequent Placement Agreement~~Subsidiaries” and “Subsidiary” shall have the meaning assigned to such term in ~~Section 4.13(h).~~

~~“Subsidiaries” and~~ the Notes.

“Subsidiary~~” shall have the meaning assigned to such term in the Notes.~~

~~“Subsidiary~~ Guarantee” means a guarantee executed by each Guarantor in the form attached hereto as Exhibit D.

“Trading Day” shall have the meaning assigned such term in the Notes.

“Transaction Documents” means this Agreement, the Notes, the Subsidiary Guarantee, the Voting Agreement, the Security Documents, the Transfer Agent Instructions, the Controlled Account Agreement(s) and all exhibits and schedules thereto and hereto and any other documents or agreements executed by the Company or any Guarantor in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, LLC, telephone (212) 828-8436.

“Transfer Agent Instructions” means irrevocable instructions to the Transfer Agent executed by the Company with respect to the conversion of the Notes and acceptable to the Buyers in form and substance.

“UAV” means the University of Antelope Valley, Inc. a California corporation.

~~“Undersubscription Amount” shall have the meaning assigned to such term in Section~~

~~4.13(b).~~

“Variable Rate Transaction” ~~shall have~~has the meaning ~~assigned to such term~~set forth in Section 4.17.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Buyers, severally and not jointly, agree to purchase, eighteen million one hundred and thirty thousand dollars ($18,130,000.00) in principal amount of the Notes. The Notes shall be issued with an original issue discount of one million one hundred and thirty thousand dollars ($1,130,000) such that the aggregate Subscription Amount of the Notes shall be seventeen million dollars ($17,000,000.00). Such original issue discount is a payment for the use or forbearance of money loaned pursuant to this Agreement and the Note and is not a payment for services. Each Buyer shall deliver to the Company, via wire transfer or a certified check, immediately available funds equal to such Buyer’s Subscription Amount as set forth on the signature page hereto executed by such Buyer, and the Company shall deliver to each Buyer its respective Note, and the Company and each Buyer shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Haynes and Boone or such other location as the parties shall mutually agree.

2.2	Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Buyer the following:

(i)	this Agreement duly executed by the Company;

(ii)	the Registration Rights Agreement duly executed by the Company;

(iii)	evidence of the Closing Required Approvals;

(iv)	a copy of a resolution of the board of directors of the Company:

1.	approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute those Transaction Documents;

2.	authorizing a specified person or persons to execute those Transaction Documents on its behalf; and

(v) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with those Transaction Documents;

(vi) a legal opinions of Company Counsel, in form and substance reasonably acceptable to such Buyer;

(vii) an ink-original Note registered in the name of such Buyer in accordance with its Subscription Amount;

(viii) intentionally omitted;

(ix) the Security Agreement duly executed by the Company, Genius Group USA Inc. and UAV;

(x) the Controlled Account Agreement by and among First Republic Bank, the Collateral Agent and Genius Group USA Inc., which shall provide that the Company has no access to funds on deposit therein (the “First Republic Control Agreement”);

(xi) voting agreements signed by each of the parties named therein in the form of Exhibit C attached hereto; and

(xii) the Subsidiary Guarantee duly executed by each Guarantor.

(b) On or prior to the Closing Date, each Buyer shall deliver or cause to be delivered to the Company the following:

(i)	this Agreement duly executed by such Buyer;

(ii)	the Registration Rights Agreement duly executed by the Buyer;

(iii)	such Buyer’s Subscription Amount by wire transfer to the account specified in writing by the Company; and

(iv)	the Security Agreement and the First Republic Control Agreement duly executed by the Collateral Agent.

2.3	Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Buyers contained herein (except to the extent expressly made as of a specific date, in which case they shall be accurate in all material respects as of such date);

(ii) all obligations, covenants and agreements of each Buyer required to be performed at or prior to the Closing Date shall have been performed; and

(iii)	the delivery by each Buyer of the items set forth in Section 2.2(b).

(b) The respective obligations of the Buyers hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein (except to the extent expressly made as of a specific date, in which case they shall be accurate in all material respects as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a);

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(v) there shall have been no event or circumstance that would constitute an “Event of Default” under the Notes or that would with passage of time, the giving of notice or both become an “Event of Default” under the Notes;

(vi) each of the Company, Genius Group USA Inc. and UAV shall have delivered a certificate, executed on behalf of the Company, Genius Group USA Inc. or UAV, as applicable, by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors or equivalent governing body of the Company, Genius Group USA Inc. or UAV, as applicable, approving the transactions contemplated by this Agreement and the other Transaction Documents, certifying the current versions of the Company’s, Genius Group USA Inc.’s or UAV’s, as applicable, certificate or articles of incorporation and bylaws or other constitutional documents and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Company, Genius Group USA Inc. or UAV, as applicable;

(vii) the Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in this Section 2.3(b);

(viii) a first priority security interest in substantially all of the assets of UAV and Genius Group USA Inc., including pursuant to the Controlled Account Agreement with First Republic Bank, and the Company’s U.S. assets and securing the Company’s, Genius Group USA Inc.’s and UAV’s obligations under the Transaction Documents, in each case, shall have been created and perfected in favor of the Buyers;

(ix) receipt of lien search reports from the Secretary of State of the State of California demonstrating the absence of liens on the assets of Genius Group USA Inc., Genius Group USA Inc. other than Permitted Liens; and

(x) from the date hereof to the Closing Date, trading in the Ordinary Shares shall not have been suspended or halted by the Principal Market or the Commission and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on the Principal Market, nor shall a banking moratorium have been declared either by United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Buyer, makes it impracticable or inadvisable to purchase the Notes at the Closing.

2.4	Post-Closing Conditions. The Company shall cause each of the following conditions to be satisfied:

(a) by not later than October 31, 2022, (i) the Singapore Debenture shall be duly executed and delivered by the Company, and each Singapore Subsidiary in favor of the Collateral Agent (acting as agent for the Buyers) which creates a first priority security interest in substantially all of the assets of the Company and each Singapore Subsidiary securing the Company’s and each Subsidiary’s obligations under the Transaction Documents; (ii) evidence of registration of the Singapore Debenture with the Accounting and Corporate Regulatory Authority in Singapore (in form and substance satisfactory each Buyer); and (iii) evidence that the payment of relevant stamp duty in Singapore in relation to the Singapore Debenture has been made by the Company;

(b) by not later than October 31, 2022, (i) the Company shall cause the Agent to have perfected, first priority security interest, Lien and pledge on substantially all of the assets, including all deposit accounts, of each Subsidiary of the Company that is organized under the laws of England and Wales, including, without limitation, Property Investors Network Ltd., Mastermind Principles Ltd and Talent Dynamics Pathway Pty Ltd; (ii) all necessary or appropriate agreements, security instruments, debentures, floating charges, fixed charges and other documents instruments to be executed and delivered by the applicable Subsidiary, and (iii) the timely filing, registration or recordation of any financing statements, notices, deeds or documents or instruments to perfect or otherwise give effect to security interests, Liens and pledges on substantially all of the assets of the applicable Subsidiaries; and

(c) by not later than September 15, 2022, the Company shall have executed and delivered, and caused the Transfer Agent to have executed and delivered, to the Buyers, the Transfer Agent Instructions.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules or to the extent the relevance of such disclosure to such representation or warranty is reasonably apparent, the Company hereby makes the following representations and warranties:

(a) Subsidiaries. All of the direct and indirect Subsidiaries of the Company are set forth on Schedule 3.1(a) of the Disclosure Schedule. The Company owns, directly or indirectly, all of the share capital or other equity interests of each Subsidiary free and clear of any Liens, options or warrants, and all of the issued and outstanding share capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. Each Subsidiary that is not a Guarantor would not be deemed a “Significant Subsidiary” within the meaning of Section 1-02 of Regulation S-X.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective constitution, memorandum and articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, condition (financial or otherwise) or prospects of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform or pay in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii), or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further authorization, approval or action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium, administration, judicial management and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s constitution, memorandum and articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien (other than pursuant to the Transaction Documents) upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the receipt of the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other foreign, federal, state, local or other Governmental Authority in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filing of UCC-1 financing statements with respect to UAV and Genius Group USA Inc. with the appropriate filing office (collectively, the “Closing Required Approval”) and (ii) the filing of Form D with the U.S. Securities and Exchange Commission, (iii) the filing of the Registration Statement, (iv) the filings contemplated by Section 4.6 (v) the Singapore Stockholder Approvals, (vi) the registration of the Singapore Debenture with the Accounting and Corporate Regulatory Authority in Singapore contemplated by Section Error! Reference source not found. and (vii) registrations, filings and recordings required by Section 2.4(b) (paragraphs (ii) to (vii) collectively, the “Required Approvals”).

(f) Issuance of the Securities; Registration. The Notes are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued free and clear of all Liens. The Conversion Shares are duly authorized and, when issued in accordance with the Notes, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens.

(g) Capitalization. The Company is authorized to issue an unlimited number of Ordinary Shares. The capitalization of the Company is as set forth on Schedule 3.1(g) of the Disclosure Schedule. The Company has not issued any share capital since its most recently filed periodic report under the Exchange Act, other than as set forth on Schedule 3.1(g) of the Disclosure Schedule pursuant to the exercise of employee share options under the Company’s stock incentive plans, the issuance of Ordinary Shares to employees or consultants pursuant to the Company’s stock incentive plans and pursuant to the conversion and/or exercise of Options or Convertible Securities outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth on Schedule 3.1(g) of the Disclosure Schedule or in the Transactions Documents, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any Ordinary Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares, Options or Convertible Securities. Except as set forth on Schedule 3.1(g) of the Disclosure Schedule or in the Transaction Documents, the issuance and sale of the Securities will not obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Buyers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. Except as set forth in Schedule 3.1(g) of the Disclosure Schedule, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of share capital of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all applicable foreign, federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials filed prior to the date hereof, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has qualified for a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is not currently, and has never been, an issuer subject to paragraph (i) of Rule 144. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (“IFRS”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof: (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) neither the Company nor any Subsidiary has incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to IFRS or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Schedule 3.1(i) of the Disclosure Schedule, to the knowledge of the Company, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j) Litigation. Except as disclosed in Schedule 3.1(j) of the Disclosure Schedule, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities, or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. None of the Company, any Subsidiary, or any current director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by a Governmental Authority involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k) Compliance. Neither the Company nor any Subsidiary: (i) except as set forth on Schedule 3.1(k) of the Disclosure Schedule, is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any applicable judgment, decree or order of any court, arbitrator or other Governmental Authority, or (iii) is or has been in violation of any applicable statute, rule, ordinance or regulation of any Governmental Authority, including without limitation all applicable foreign, federal, state and local laws relating to taxes, bribery and corruption, occupational health and safety, product quality and safety, employment and labor matters, employee benefits and laws related to the protection of the environment, except, in each case of clauses (i), (ii) and (iii), as would not reasonably be expected, individually or in the aggregate, to, have a Material Adverse Effect.

(l) Regulatory Permits. The Company and the Subsidiaries possess all Permits necessary to conduct their respective businesses, except where the failure to possess such Permits would not reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Permit.

(m) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Permitted Liens, (ii) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, and (iii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, except as would not have or reasonably be expected to result in a Material Adverse Effect.

(n) Intellectual Property. To the knowledge of the Company, the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or required for use in connection with their respective businesses and which the failure to so have would reasonably be expected to have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Except as disclosed on Schedule 3.1(n) of the Disclosure Schedule, none of, and neither the Company nor any Subsidiary has received a written notice that any of the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within 2 years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have or reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(p) Certain Fees. Except as set forth on Schedule 3.1(p) of the Disclosure Schedule, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiaries to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Buyers shall have no obligation with respect to any claims made by or on behalf of other Persons for fees payable by the Company or any Subsidiary of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(q) Private Placement. Assuming the accuracy of the Buyers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Principal Market.

(r) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Buyers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Buyers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not materially misleading. The press releases disseminated by the Company since January 1, 2022, taken as a whole with the SEC Reports, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not materially misleading. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2.

(s) Solvency; Seniority. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder: (i) the fair saleable value of the Company’s tangible assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). Except as set forth on Schedule 3.1(s) of the Disclosure Schedule, the Company has no knowledge of any facts or circumstances which lead it to believe that it will file for administration, judicial management, reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date. Schedule 3.1(s) of the Disclosure Schedule sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. As of the Closing Date, (1) no Indebtedness or other claim against the Company is senior to the Notes in right of payment, whether with respect to interest or upon liquidation or dissolution, or otherwise, and (2) no Indebtedness or other claim against any Subsidiary is senior to such Subsidiary’s obligations under the Subsidiary Guarantee in right of payment, whether with respect to interest or upon liquidation or dissolution, or otherwise.

(t) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim. The Company is not and has never been a United States real property holding corporation within the meaning of Section 897 of the Code and the Company shall so certify upon Buyer’s reasonable request at any time.

(u) Acknowledgment Regarding Buyers’ Purchase of Securities. The Company acknowledges and agrees that each of the Buyers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Buyer or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Buyers’ purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(v) Acknowledgment Regarding Buyer’s Trading Activity. It is understood and acknowledged by the Company that, except as expressly set forth in Section 4.16, (i) following the public disclosure of the transactions contemplated by the Transaction Documents, in accordance with the terms thereof, none of the Buyers have been asked by the Company or any of its Subsidiaries to agree, nor has any Buyer agreed with the Company or any of its Subsidiaries, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) any Buyer, and counterparties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Ordinary Shares which was established prior to such Buyer’s knowledge of the transactions contemplated by the Transaction Documents; (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction; and (iv) each Buyer may rely on the Company’s obligation to timely deliver Ordinary Shares upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Ordinary Shares of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Press Release (as defined below) (x) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares deliverable with respect to the Notes are being determined and (y) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders’ equity interest in the Company at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement or any of the Transaction Documents.

(w) Office of Foreign Assets Control; Money Laundering. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary, is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”) or the equivalent law of any foreign jurisdiction. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1977, as amended, applicable money laundering statutes and applicable rules and regulations thereunder or the equivalent law of any foreign jurisdiction (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(x) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.

(y) Other Covered Persons. Except for the compensation payable as described on Schedule 3.1(y) of the Disclosure Schedule, the Company is not aware of any Person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any securities pursuant to Regulation D promulgated under the Securities Act.

(z) Sarbanes-Oxley; Internal Accounting Controls. Except as set forth in the SEC Reports, the Company and the Subsidiaries are in compliance in all material respects with any applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date. Except as set forth in the SEC Reports, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, except as set forth in the SEC Reports, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(aa) Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from the Principal Market to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Issuance of Ordinary Shares upon conversion of the Notes or otherwise pursuant to the terms of the Notes does not require approval of the Company’s shareholders under NYSE American Rules 711 and 713(a) or any other rules or policies of the Principal Market. The Ordinary Shares are currently eligible for electronic transfer through the Depository Trust Company and the Company is current in payment of the fees to the Depository Trust Company in connection with such electronic transfer.

(bb) Cybersecurity. (i)(x) There has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(cc) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(dd) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

3.2 Representations and Warranties of the Buyers. Each Buyer, for itself and for no other Buyer, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (except to the extent expressly made as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Buyer is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Buyer of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Buyer. Each Transaction Document to which it is a party has been duly executed by such Buyer, and when delivered by such Buyer in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Buyer, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium, administration, judicial management and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Buyer understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law; provided, this representation and warranty shall not be deemed to limit such Buyer’s right to sell the Securities in compliance with applicable federal and state securities laws.

(c) Buyer Status. At the time such Buyer was offered the Securities, it was, and as of the date hereof it is, an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act.

(d) General Solicitation. Such Buyer is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby. The Buyers acknowledge and agree that neither the Company nor any Subsidiary makes or has made any representations or warranties with respect to the transactions contemplated hereby other than such representations and warranties.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1	Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Buyer or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights and obligations of a Buyer under this Agreement and the Registration Rights Agreement.

(b) The Buyers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE [NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE]] HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The Company acknowledges and agrees that a Buyer may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Buyer may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Buyer’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are subject to registration pursuant to the Registration Rights Agreement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of Selling Stockholders (as defined in the Registration Rights Agreement) thereunder.

(c) Certificates evidencing the Conversion Shares shall not contain any legend (including the legend set forth in Section 4.1(b) hereof), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Buyer if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Buyer, respectively. If all or any portion of a Note is converted into Conversion shares at a time when there is an effective registration statement to cover the resale of the Conversion Shares (including the Registration Statement), or if such Conversion Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if the Conversion Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Conversion Shares or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Conversion Shares shall be issued free of all legends. The Company agrees that, at such time as such legend is no longer required under this Section 4.1(c), it will, no later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Buyer to the Company or the Transfer Agent of a certificate representing Conversion Shares issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Buyer a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Buyer by crediting the account of the Buyer’s prime broker with the Depository Trust Company System as directed by such Buyer. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s principal trading market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Conversion Shares issued with a restrictive legend.

(d) In addition to such Buyer’s other available remedies, the Company shall pay to a Buyer, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Conversion Shares (based on the VWAP (as defined in the Notes) of the Ordinary Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after the Legend Removal Date) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Buyer by the Legend Removal Date a certificate representing the Securities so delivered to the Company by such Buyer that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Buyer purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by such Buyer of all or any portion of the number of Ordinary Shares, or a sale of a number of Ordinary Shares equal to all or any portion of the number of Ordinary Shares that such Buyer anticipated receiving from the Company without any restrictive legend, then, an amount equal to the excess of such Buyer’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Ordinary Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) (the “Buy-In Price”) over the product of (A) such number of Conversion Shares that the Company was required to deliver to such Buyer by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Ordinary Shares on any Trading Day during the period commencing on the date of the delivery by such Buyer to the Company of the applicable Conversion Shares and ending on the date of such delivery and payment under this clause (ii).

(e) Each Buyer, severally and not jointly with the other Buyers, agrees with the Company that such Buyer will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2	Furnishing of Information; Public Information.

(a) If the Ordinary Shares are not registered under Section 12(b) or 12(g) of the Exchange Act on the date hereof, the Company agrees to cause the Ordinary Shares to be registered under Section 12(g) of the Exchange Act on or before the sixtieth calendar day following the date hereof. Until the earlier of the time that no Buyer owns Securities, the Company covenants to maintain the registration of the Ordinary Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act and to otherwise cause all public information requirements of Rule 144(c), and, if applicable, all information requirements of Rule 144(i) to be satisfied.

(b) At any time during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason and the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) (for the avoidance of doubt, a Public Information Failure shall be deemed to have occurred for purposes of this 4.2(b) (but not Section 4(a)(xviii) of the Notes) during any extension pursuant to Rule 12b-25 of the Exchange Act of the deadline for the filing of the Company’s annual and periodic reports with the Commission), then, in addition to such Buyer’s other available remedies, the Company shall pay to a Buyer, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash, for each $1,000 of principal amount of Notes still held by such Buyer, equal to $2.50 on the day of a Public Information Failure and such amount on each Trading Day thereafter until the earlier of (a) the date such Public Information Failure is cured, and (b) such time that such public information is no longer required for the Buyers to transfer the Conversion Shares pursuant to Rule 144. The payments to which a Buyer shall be entitled pursuant to this Section 4.2(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred, and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Buyer’s right to pursue actual damages for the Public Information Failure, and such Buyer shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of the Principal Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Buyer and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.5 Redemption and Conversion Procedures. The form of Notice of Conversion included in the Notes sets forth the totality of the procedures required of the Buyers in order to convert or redeem the Notes. Without limiting the preceding sentences, no ink-original Notice of Conversion or Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any such notice be required in order to convert the Notes. No additional legal opinion, other information or instructions shall be required of the Buyers to convert their Notes. The Company shall honor conversions of the Notes and shall deliver Conversion Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6 Securities Laws Disclosure; Publicity. The Company shall (a) by not later than 5:30 p.m. (local time in New York, New York) on the date of the execution of this Agreement, issue a press release disclosing the material terms of the transactions contemplated hereby (the “Press Release”) and (b) promptly after the execution of this Agreement (but, in any case, by not later than 8:30 a.m. (local time in New York, New York) on the fourth Trading Day immediately following the date hereof) file with the Commission a Report of a Foreign Private Issuer on Form 6-K disclosing all of the material terms hereof and attaching the Transaction Documents as exhibits thereto. Upon the issuance of such press release, the Company represents to the Buyers that it shall have publicly disclosed all “material, non-public information” delivered to any of the Buyers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company and the Buyers shall consult with each other in issuing any other public announcements or press releases with respect to the transactions contemplated hereby, and neither the Company nor the Buyers shall issue any such public announcement or press release nor otherwise make any such public statement or communication without the prior consent of the Company, with respect to any disclosure of the Buyers, or without the prior consent of the Required Holders, with respect to any disclosure of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, then the disclosing party shall, to the extent lawful and practicable (having regard to time and in the case of the Company, the Company’s continuous disclosure obligations), promptly provide the other party with prior notice of such public announcement, press release, public statement or communication.

4.7 Disclosure of Material Information; No Obligation of Confidentiality.

(a) Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company covenants and agrees that neither it, nor any other Person acting on its behalf including any officer, director, employee or agent of the Company or the Subsidiaries, has provided prior to the date hereof or will in the future provide any Buyer or its agents or counsel with any information that the Company believes constitutes material non-public information unless prior thereto such Buyer shall have entered into a written agreement with the Company regarding the confidentiality and use of such information. The Company understands and confirms that each Buyer shall be relying on the foregoing covenant in effecting transactions in securities of the Company. In the event of a breach of the foregoing covenant by the Company, or any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Company shall, unless otherwise agreed by the Required Holders, publicly disclose any “material, non-public information” in a Current Report on Form 6-K filed with the Commission within 1 Business Day following the date that it discloses such information to any Buyer or such earlier time as may be required by applicable law. Any Current Report on Form 6-K filed with the Commission by the Company pursuant to this Section 4.7(a) shall be subject to prior review and comment by the applicable Buyers. From and after the filing of any such Current Report on Form 6-K pursuant to this Section 4.7(a), no Buyer shall be deemed to be in possession of any material, nonpublic information regarding the Company existing as of the time of such filing.

(b) Except pursuant to any confidentiality agreement entered into by a Buyer as described in Section 4.7(a), no Buyer shall be deemed to have any obligation of confidentiality with respect to (i) any non-public information of the Company disclosed to such Buyer in breach of Section 4.7(a) (whether or not the Company files a Current Report on Form 6-K as provided above), (ii) the fact that any Buyer has exercised any of its rights and/or remedies under the Transaction Documents, or (iii) any information obtained by any Buyer as a result of exercising any of its rights and/or remedies under the Transaction Documents. In addition, no Buyer shall be deemed to be in breach of any duty to the Company and/or to have misappropriated any non-public information of the Company, if such Buyer engages in transactions of securities of the Company, including, without limitation, any hedging transactions, short sales or any “derivative” transactions while in possession of such non-public information.

4.8 Use of Proceeds. Except as set forth on Schedule 4.8 of the Disclosure Schedule, the Company shall use the net proceeds from the sale of the Notes hereunder for general corporate purposes and to fund Permitted Acquisitions subject always to the terms and conditions of the Note and shall not use such proceeds: (a) for the redemption of any Ordinary Shares, Options or Convertible Securities, (b) the repayment of any Indebtedness, or (c) in violation of the Foreign Corrupt Practices Act of 1970, as amended or the equivalent law of any foreign jurisdiction, as applicable, or OFAC regulations or the equivalent law of any foreign jurisdiction, as applicable,.

4.9 Indemnification of Buyers. Subject to the provisions of this Section 4.9, the Company will indemnify and hold each Buyer and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Buyer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling Persons (each, a “Buyer Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees, costs of investigation and costs of enforcing this indemnity that any such Buyer Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, or (b) any action instituted against the Buyer Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Buyer Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Buyer Party’s representations, warranties or covenants under the Transaction Documents or any violations by such Buyer Party of foreign, federal or state securities laws or any conduct by such Buyer Party which constitutes fraud, gross negligence, bad faith or willful misconduct). If any action shall be brought against any Buyer Party in respect of which indemnity may be sought pursuant to this Agreement, such Buyer Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Buyer Party. Any Buyer Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Buyer Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel, or (iii) in such action there is, in the reasonable written opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Buyer Party, in which case the Company shall be responsible for the reasonable, actual and documented fees and expenses of no more than one such separate counsel to all Buyer Parties. The Company will not be liable to any Buyer Party under this Agreement (y) for any settlement by a Buyer Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Buyer Party’s breach of any of the representations, warranties, covenants or agreements made by such Buyer Party in this Agreement or in the other Transaction Documents or is attributable to any conduct by such Buyer Party which constitutes fraud, gross negligence, bad faith or willful misconduct. The Company shall not settle or compromise any claim for which a Buyer Party seeks indemnification hereunder without the prior written consent of the Buyers, which consent shall not be unreasonably withheld or delayed. The indemnification required by this Section 4.9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Buyer Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.10 Intentionally Omitted.

4.11 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Buyer. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Buyers at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Buyer.

4.12 Stockholder Approvals. The ~~Company shall seek the Initial Singapore Stockholder at its next annual meeting of shareholders or at a special meeting of shareholders, which shall be held no later than September 9, 2022, with the recommendation of the Company’s Board of Directors that the proposal for the~~ Initial Singapore Stockholder Approval ~~be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement~~has been obtained. In addition, after the Initial Singapore Stockholder Approval is obtained, for so long as any Notes remain outstanding, the Company shall hold a meeting of its shareholders once every twelve (12) months or as often as may otherwise be required by applicable law in order to obtain any approval of the Company’s shareholders required under the laws of Singapore or the Company’s constitutional documents for the issuance of Ordinary Shares pursuant to and in accordance with the terms of the Notes (each a “Subsequent Singapore Stockholder Approval” and collectively, with the Initial Singapore Stockholder Approval, the “Singapore Stockholder Approvals” and each a “Singapore Stockholder Approval”). If the Company is unable to obtain ~~the Initial Singapore Stockholder Approval or~~ any Subsequent Singapore Stockholder Approvals at any such meeting of its shareholders, the Company shall seek such approval at one or more subsequent meeting of its shareholders be held once every four months until the applicable Singapore Stockholder Approval is obtained.

4.13 Participation in Future Financing.

(a) From the date hereof until March 1, 2026, upon any proposed issuance by the Company or any of its Subsidiaries of any Ordinary Shares, Options , Convertible Securities or Indebtedness in exchange for cash, notes, convertible notes, indebtedness or a combination thereof (a “Subsequent Financing”), the Buyers shall have the right to participate in up to an aggregate amount of the Subsequent Financing equal to the Participation Maximum (as defined below), pro rata to each Buyer’s Subscription Amount, on substantially the same economic terms and conditions set forth in the ~~Offer Notice~~Subsequent Financing. For purposes of this Agreement, the “Participation Maximum” shall mean (a) so long as the Notes remain outstanding, 100% and (b) if the Notes are no longer outstanding, 40%.

(b) ~~At least five (5) Trading Days prior to any~~Between such time that the Company engages a placement agent or underwriter for a proposed Subsequent Financing and immediately prior to such time that the underwriter or placement agent begins its outreach to potential investors for such proposed ~~or intended~~ Subsequent ~~Placement~~Financing, the Company shall deliver to ~~each~~ Buyer a written notice ~~(each such notice, a~~ of its intention to effect a Subsequent Financing (“Pre- Notice”), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed ~~Offer~~Subsequent Financing Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether ~~the Investor~~such Buyer is willing to accept material non-public information or (B) if the proposed ~~Offer~~Subsequent Financing Notice does not constitute or contain material, non- public information, (x) a statement that the Company proposes or intends to effect a Subsequent ~~Placement~~Financing, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing such Buyer that it is entitled to receive ~~an Offer~~a Subsequent Financing Notice ~~(as defined below)~~ with respect to such Subsequent ~~Placement~~Financing upon its written request. Upon ~~the~~ written request ~~of a Buyer within three (3) Trading Days after the Company’s delivery to~~by such Buyer ~~of such Pre-Notice~~, and only upon a written request by such Buyer, ~~the Company shall promptly, but~~to receive material, non-public information or the Subsequent Financing Notice, as applicable, delivered to the Company, the Company shall, upon the earlier of (A) immediately prior to communicating the proposed terms of the Subsequent Financing to potential investors and (B) the Trading Day (and, in any case, no later than ~~one (1~~4:00 p.m. (New York City time) on such Trading Day ~~after such request~~) immediately prior to the Trading Day of the expected announcement of the Subsequent Financing (or, if the Trading Day of the expected announcement of the Subsequent Financing is the first Trading Day following a holiday or a weekend (including a holiday weekend), between the time period of 4:00 pm (New York City time) on the Trading Day immediately prior to such holiday or weekend and 2:00 pm (New York City time) on the day immediately prior to the Trading Day of the expected announcement of the Subsequent Financing, deliver to ~~such~~each Buyer ~~an irrevocable~~a written notice ~~(the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged,~~of the Company’s intention to effect a Subsequent Financing (a “Subsequent Financing Notice”), which notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the Trading Day on which the Subsequent Financing is expected to be announced, the amount of proceeds intended to be raised thereunder and the ~~number~~Person or ~~amount of the Offered Securities to be issued, sold or exchanged, (C) identify the~~ Persons ~~(if known) to which~~through or with ~~which the Offered Securities are to be offered, issued, sold or exchanged and (D) offer to issue and sell to or exchange with such Buyer in accordance with~~whom such Subsequent Financing is proposed to be effected and shall include a term sheet and transaction documents relating thereto as an attachment.

(c) Any Buyer desiring to participate in such Subsequent Financing must provide written notice (a “Notice of Acceptance”) to the Company by 7:30 am (New York City time) on the date of the expected announcement of the Subsequent Financing (the “Notice Termination Time”) that (1) the Buyer is willing to participate in the Subsequent Financing, the ~~terms~~amount of the ~~Offer such~~ Buyer’s participation up to its pro rata portion of the Participation Maximum, ~~provided that the number of Offered Securities which such Buyer shall have the right to subscribe for under this Section 4.13 shall be (x) based on such Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Buyers (the~~ (with respect to each Buyer, its “Basic Amount”), ~~and~~ (~~y~~2) with respect to each Buyer that elects to purchase its entire Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”)~~, which process shall be repeated until each Buyer shall have an opportunity to subscribe for any remaining Undersubscription Amount.~~

~~(c) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of such Buyer’s Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the “Notice of Acceptance”)~~ and (3) representing and warranting that the Buyer has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no such notice from a Buyer as of such Notice Termination Time, the Buyer shall be deemed to have notified the Company that it does not elect to participate in such Subsequent Financing. If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic ~~Amounts~~Amount subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. ~~Notwithstanding the foregoing~~

~~(d)~~ If, ~~if~~by the ~~Company desires to modify or amend the terms and conditions of the Offer prior to the expiration~~Notice Termination Time, notifications by the Buyers of their willingness to participate in the Subsequent Financing (or to cause their designees to participate) is, in the aggregate, less than the total amount of the ~~Offer Period,~~Subsequent Financing, then the Company may ~~deliver to each Buyer a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after such Buyer’s receipt of such new Offer~~effect the remaining portion of such Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice.

~~(d) The Company shall have five (5) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a Buyer (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed with the Commission on a Report of Foreign Private Issuer on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.~~

~~(e)  In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4.13(d) above), then each Buyer may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4.13(c) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to this Section 4.13 prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4.13(b) above.~~The Company must provide the Buyers with a second Subsequent Financing Notice, and the Buyers will again have the right of participation set forth above in this Section 4.13, if the definitive agreement related to the initial Subsequent Financing Notice is not entered into for any reason on the terms set forth in such Subsequent Financing Notice by 9:00 a.m. (New York City time) on the Trading Day of the expected announcement of the Subsequent Financing.

~~(f) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, such Buyer shall acquire from the Company, and the Company shall issue to such Buyer, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 4.13(e) above if such Buyer has so elected, upon the terms and conditions specified in the Offer. The purchase by such Buyer of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such Buyer of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such Buyer and its counsel.~~

~~(g) Any Offered Securities not acquired by a Buyer or other Persons in accordance with this Section 4.13 may not be issued, sold or exchanged until they are again offered to such Buyer under the procedures specified in this Agreement.~~

(f) ~~(h)~~ The Company and each Buyer agree that, if any Buyer elects to participate in the ~~Offer, (x) neither the~~ Subsequent ~~Placement Agreement with respect to such Offer nor any other~~Financing, the transaction documents related ~~thereto (collectively,~~to the ~~“~~Subsequent ~~Placement Documents”)~~Financing shall not include any term or provision that, directly or indirectly, will, or is intended to, exclude one or more of the Buyers from participating in a Subsequent Financing, including, but not limited to, provisions whereby ~~such~~the Buyer shall be required to agree to any restrictions on trading as to any the securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, ~~any agreement previously entered into with the Company or any instrument received from~~this Agreement, without the prior written consent of the Buyer. In addition, the Company~~, (y) representation~~ and ~~warranties of an Investor in the Subsequent Placement Documents shall not be more restrictive than those of the Buyers in this Agreement (other than such changes as necessary to comply with applicable law, rules and regulations, the manner of sale of such security in such Subsequent Placement and/or the type of such security~~each Buyer agree that, in connection with a Subsequent Financing, the transaction documents related to ~~be sold in such~~the Subsequent ~~Placement) and (z) any registration rights set forth in such Subsequent Placement Documents shall be similar in all~~Financing shall include a requirement for the Company to issue a widely disseminated press release by 9:00 am (New York City time) on the Trading Day of execution of the transaction documents in such Subsequent Financing (or, if the date of execution is not a Trading Day, on the immediately following Trading Day) that discloses the material ~~respects to~~terms of the ~~registration rights contained in the Registration Rights Agreement~~transactions contemplated by the transaction documents in such Subsequent Financing.

(g) ~~(i)~~ Notwithstanding anything to the contrary in this Section 4.13 and unless otherwise agreed to by ~~such~~the Buyer, the Company shall either confirm in writing to ~~such~~the Buyer that the transaction with respect to the Subsequent ~~Placement~~Financing has been abandoned or shall publicly disclose its intention to issue the ~~Offered Securities~~securities in the Subsequent Financing, in either case, in such a manner such that ~~such~~the Buyer will not be in possession of any material, non-public information, by 9:30 am (New York City time) on the ~~fifth~~second (~~5th~~2nd) ~~Business~~Trading Day following ~~delivery~~the Trading Day of the ~~Offer Notice~~expected announcement of the Subsequent Financing. If by 9:30 am (New York City time) on such ~~fifth~~second (~~5th~~2nd) ~~Business~~Trading Day, no public disclosure regarding a transaction with respect to the ~~Offered Securities~~Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by ~~such~~the Buyer, such transaction shall be deemed to have been abandoned and ~~such~~the Buyer shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide not to pursue such transaction with respect to ~~the Offered Securities~~a Subsequent Financing, the Company shall provide such Buyer with another ~~Offer~~Pre-Notice and, if applicable, Subsequent Financing Notice and such Buyer will again have the right of participation set forth in this Section 4.13. ~~The Company shall not be permitted to deliver more than one such Offer Notice to such Buyer in any sixty (60) day period, except as expressly contemplated by the last sentence of Section 4.13(c).~~

(h) ~~(j)~~ The restrictions contained in this Section 4.13 shall not apply in connection with the issuance of any Excluded Securities. The Company shall not circumvent the provisions of this Section 4.13 by providing terms or conditions to one Buyer that are not provided to all.

4.14 Collateral Agent. Each Buyer hereby (i) appoints Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, as the collateral agent hereunder and under the other Security Documents (in such capacity, the “Collateral Agent”), and (ii) authorizes the Collateral Agent (and its officers, directors, employees and agents) to take such action on such Buyer’s behalf in accordance with the terms hereof and thereof. The Collateral Agent shall not have, by reason hereof or of any of the other Security Documents, a fiduciary relationship in respect of any Buyer. Neither the Collateral Agent nor any of its officers, directors, employees or agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection herewith or with any other Security Document except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Collateral Agent and all of its officers, directors, employees and agents (collectively, the “Collateral Agent Indemnitees”) from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by such Collateral Agent Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Collateral Agent Indemnitee of the duties and obligations of Collateral Agent pursuant hereto or any of the Security Documents. The Collateral Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Holders, and such instructions shall be binding upon all holders of Notes; provided, however, that the Collateral Agent shall not be required to take any action which, in the reasonable opinion of the Collateral Agent, exposes the Collateral Agent to liability or which is contrary to this Agreement or any other Transaction Document or applicable law. The Collateral Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Transaction Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

4.15 Successor Collateral Agent.

(a) The Collateral Agent may resign from the performance of all its functions and duties hereunder and under the other Transaction Documents at any time by giving at least ten (10) Business Days’ prior written notice to the Company and each holder of Notes. Such resignation shall take effect upon the acceptance by a successor Collateral Agent of appointment pursuant to clauses (ii) and (iii) below or as otherwise provided below. If at any time the Collateral Agent does not (together with its affiliates) beneficially own any Notes, the Required Holders may, by written consent, remove the Collateral Agent from all its functions and duties hereunder and under the other Transaction Documents.

(b) Upon any such notice of resignation or removal, the Required Holders shall appoint a successor collateral agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor agent, such successor collateral agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the collateral agent, and the Collateral Agent shall be discharged from its duties and obligations under this Agreement and the other Transaction Documents. After the Collateral Agent’s resignation or removal hereunder as the collateral agent, the provisions of this Section 4.15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Agreement and the other Transaction Documents.

(c) If a successor collateral agent shall not have been so appointed within ten (10) Business Days of receipt of a written notice of resignation or removal, the Collateral Agent shall then appoint a successor collateral agent who shall serve as the Collateral Agent until such time, if any, as the Required Holders appoint a successor collateral agent as provided above.

(d) In the event that a successor Collateral Agent is appointed pursuant to the provisions of this Section 4.15 that is not a Buyer or an affiliate of any Buyer (or the Required Holders or the Collateral Agent (or its successor), as applicable, notify the Company that they or it wants to appoint such a successor Collateral Agent pursuant to the terms of this Section 4.15), the Company and each Subsidiary thereof covenants and agrees to promptly take all actions reasonably requested by the Required Holders or the Collateral Agent (or its successor), as applicable, from time to time, to secure a successor Collateral Agent satisfactory to the requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all reasonable and customary fees and expenses of such successor Collateral Agent, by having the Company and each Subsidiary thereof agree to indemnify any successor Collateral Agent pursuant to reasonable and customary terms and by each of the Company and each Subsidiary thereof executing a collateral agency agreement or similar agreement and/or any amendment to the Security Documents reasonably requested or required by the successor Collateral Agent.

4.16 No Net Short Position. Each Buyer hereby agrees solely with the Company, severally and not jointly, and not with any other Buyer, for so long as such Buyer owns any Notes, such Buyer shall not maintain a Net Short Position (as defined below). For purposes hereof, a “Net Short Position” by a person means a position whereby such person has executed one or more sales of Ordinary Shares that is marked as a short sale (but not including any sale marked “short exempt”) and that is executed at a time when such Buyer has no equivalent offsetting long position in the Ordinary Shares (or is deemed to have a long position hereunder or otherwise in accordance with Regulation SHO of the 1934 Act); provided, that, for purposes of such calculations, any short sales either (x) consummated at a price greater than or equal to the then prevailing Conversion Price (as defined in the Notes), (y) that is a result of a bona-fide trading error on behalf of such Buyer (or its affiliates) or (z) that would otherwise be marked as a “long” sale, but for the occurrence of a Conversion Failure (as defined in the Notes), an Equity Conditions Failure (as defined in the Notes) or any other breach by the Company (or its affiliates or agents, including, without limitation, the Transfer Agent) of any Transaction Document, in each case, shall be excluded from such calculations. For purposes of determining whether a Buyer has an equivalent offsetting “long” position in the Ordinary Shares, (A) all Ordinary Shares that are owned by such Buyer shall be deemed held “long” by such Buyer, (B) at any time a Conversion Notice (as defined in the Notes) is delivered by such Buyer to the Company, any Ordinary Shares issued or issuable to such Buyer (or its designee, if applicable) in connection therewith shall be deemed held “long” by such Buyer from and after the date of such Conversion Notice until such time as such Buyer shall no longer beneficially own such Ordinary Shares, and (C) at any other time the Company is required (or has elected (or is deemed to have elected)) to issue Ordinary Shares to such Buyer pursuant to the terms of the Notes, any Ordinary Shares issued or issuable to such Buyer (or its designee, if applicable) in connection therewith shall be deemed held “long” by such Buyer from and after the date that is two (2) Trading Days prior to the deadline for delivery of such Ordinary Shares to such Buyer, as set forth in the Notes, until such time as such Buyer shall no longer beneficially own such Ordinary Shares.

4.17 Variable Rate Transactions. From the date of this Agreement and for so long as the Notes remain outstanding, the Company shall obtain the Buyers’ written consent prior to announcing, effecting, or entering into an agreement, letter of intent, term sheet, engagement letter or other instrument or arrangement to effect, at any time, any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. In addition, the Company covenants and agrees that it will not enter into any agreement, undertaking or covenant with a third party that prohibits the Company or its Subsidiaries from entering into, effecting or announcing a Variable Rate Transaction or similar transaction with the Buyers or their Affiliates at any time. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt, preferred stock or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market offering,” whereby the Company may issue securities at a future determined price. Any Buyer shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages. Notwithstanding the foregoing, the Company may enter into and make sales of Ordinary Shares pursuant to an “at the market” offering program with a bona fide broker dealer or investment bank provided that the Company does not sell its Ordinary Shares at a price less than or equal to $5.17 (subject to appropriate adjustments for any share dividend, share split, share combination, reclassification or similar transaction).

ARTICLE V.

MISCELLANEOUS

5.1 Fees and Expenses. At the Closing, the Company has agreed to reimburse the Buyers for their reasonable and documented legal fees and out-of-pocket expenses up to a maximum of $125,000 in the aggregate, $100,000 of which has been paid to the Buyers prior to the Closing. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by a Buyer), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Buyers.

5.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment as set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the second Business Day following the date of mailing, if sent by a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report of a Foreign Private Issuer on Form 6-K.

5.4 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Required Holders or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.5 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders. Any Buyer may assign, with written notice to the Company of such assignment, any or all of its rights under this Agreement to any Person to whom such Buyer assigns or transfers any Securities in compliance with the Transaction Documents, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Buyers.”

5.7 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8 and this Section 5.7.

5.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. In addition to and without limiting the foregoing, the Company confirms that it has appointed Puglisi & Associates, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon the Transaction Documents or the transactions contemplated thereby which may be instituted in any New York federal or state court, by any of the Buyers, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. The Company hereby authorizes and directs the Authorized Agent to accept such service. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. If the Authorized Agent shall cease to act as agent for service of process, the Company shall appoint, without unreasonable delay, another such agent in the City of New York, State of New York, United States, and notify each Buyer of such appointment. This paragraph shall survive any termination of this Agreement, in whole or in part.

5.9 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Notes.

5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a PDF format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or PDF signature page were an original thereof.

5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.12 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its discretion from time to time upon written notice to the Company, any relevant conversion, redemption or exercise notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of a conversion or redemption of a Note, the applicable Buyer shall be required to return any Ordinary Shares subject to any such rescinded conversion, redemption or exercise notice concurrently with the return to such Buyer of the aggregate exercise price paid to the Company for such shares and the restoration of such Buyer’s right to acquire such shares pursuant to such Buyer’s Note.

5.13 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and receipt of a customary lost Security affidavit and indemnity.

5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Buyers and the Company will be entitled to seek specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents.

5.15 Payment Set Aside; Currency. To the extent that the Company or any Guarantor makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, any Guarantor, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

5.16 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or proceeding that may be brought by any Buyer in order to enforce any right or remedy under any Transaction Document. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Buyer with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by such Buyer to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Buyer’s election.

5.17 Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance or non-performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Buyers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Buyers.

5.18 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

5.21 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.22 Termination. This Agreement may be terminated by (a) any Buyer, as to such Buyer’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Buyers, by written notice to the other parties, if the Closing has not been consummated on or before August 30, 2022, or (b) the Company, by written notice to the other parties, if the Closing has not been consummated on or before September 15, 2022, provided, however, that in either case such termination will not affect the right of any party to sue for any breach of this Agreement by any other party (or parties).

5.23 Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Company or any Guarantor in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 5.23 referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 5.23(a), there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

GENIUS GROUP LIMITED	Address for Notice:

By:	Fax:
Name:	E-mail:
Title:

With a copy (which shall not constitute notice) to:

[Remainder of Page Intentionally Left Blank;

Signature Page for Buyer Follows]

[Buyer Signature Pages to Genius Group Limited Securities Purchase Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Buyer: _______________________________________________________________________

Signature of Authorized Signatory of Buyer: _________________________________________________

Name of Authorized Signatory: ___________________________________________________________

Title of Authorized Signatory: ____________________________________________________________

Email Address of Authorized Signatory: ____________________________________________________

Facsimile Number of Authorized Signatory: __________________________________________________

Address for Notice to Buyer:

Address for Delivery of Securities to Buyer (if not same as address for notice):

Subscription Amount: $

Principal Amount: $

EXHIBIT A

FORM OF SENIOR SECURED CONVERTIBLE NOTES

[Attached.]

EXHIBIT B

FORM OF SECURITY AGREEMENT

[Attached.]

EXHIBIT C

FORM OF VOTING AGREEMENT

[Attached.]

EXHIBIT D

SUBSIDIARY GUARANTY